

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 29, 2017

<u>Via E-mail</u>
Giri Devanur
President and Chief Executive Officer
AMERI Holdings, Inc.
100 Canal Pointe Blvd., Suite 108
Princeton, NJ 08540

> **Re: AMERI Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2017**
> **File No. 333-220499**

Dear Mr. Devanur:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Adam W. Finerman, Esq.
      Olshan Frome Wolosky LLP